UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                           For the month of July, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|             Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes |_|                   No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes |_|                   No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|                   No |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1.    Press release dated July 6, 2004

      2.    Press release dated July 13, 2004

      3.    Press release dated July 20, 2004

      4.    Memorial of Lease

      5.    Bail Abrege

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ART ADVANCED RESEARCH
                                 TECHNOLOGIES INC.
                                 (Registrant)

                                 By: s/s Sebastien Gignac
                                     --------------------
                                      Name: Sebastien Gignac
                                      Title: Vice President, Corporate Affairs,
                                             Secretary and General Counsel

Dated: July 26, 2004

ART

News release
For immediate publication

             ART APPOINTS NEW CHAIRMAN OF SCIENTIFIC ADVISORY BOARD

Montreal, Canada, July 6, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce the appointment of Dr. Martin Yaffe as Chairman of ART's Scientific Advisory Board, composed of leading experts of the medical and scientific community, following the resignation of Dr. Toby Gilsig.

"We are pleased that Dr. Yaffe has accepted to take on the responsibility of Chairman of ART's Scientific Advisory Board and would like to take this opportunity to thank Dr. Toby Gilsig, who served as Chairman since the board's inception in 2000, for his tremendous contribution to the development of our company," stated Micheline Bouchard, President and CEO of ART.

Dr. Martin Yaffe - Dr. Yaffe holds a doctorate in Medical Biophysics from the University of Toronto, where he conducts his research. He is a renowned specialist in medical imaging, more specifically in the early detection of breast cancer and chairs the Committee on Mammographic Image Quality for the International Commission on Radiological Units (ICRU). Dr. Yaffe has been working toward advancing research in the early detection of breast cancer since the start of his career, and has been involved in many important initiatives intended to improve related technologies. Among other things, he is chairman of the ICRU Report Committee on Mammography. He also serves on several committees of the American College of Radiology. Professor and researcher in Medical Biophysics at the University of Toronto, Dr. Yaffe is currently Senior Scientist in Imaging/Bioengineering Research at the Sunnybrook & Women's College Health Sciences Centre in Toronto and a Consultant Physicist for the Ontario Breast Screening Program. Dr. Yaffe has authored many scientific communications and conferences and acts as reviewer for numerous scientific publications, including Medical Physics and the International Journal of Radiation Oncology. He is co-author of the recently published book: Digital Mammography.

The Scientific Advisory Board provides feedback and advice intended to accelerate the development process and reduce time-to-revenue. Members of the Scientific Advisory Board also fulfill the role of external advisors involved in project-specific system design reviews. Scientific Advisory Board members enhance the Company's innovation process and provide support for ART's technical and scientific personnel.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, the world leader in mammography and imaging.


This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

ART

News release
For immediate publication

          ART ANNOUNCES SALE OF OPTICAL MOLECULAR IMAGING SYSTEM TO THE
                   UNIVERSITY OF BERGEN THROUGH GE HEALTHCARE

The University of Bergen, Norway's International University, has after a formal tender procedure, chosen ART's eXplore Optix time-domain preclinical molecular imaging system, to conduct its biochemistry and molecular biology research.

Montreal, Canada, and Waukesha, Wis. - July 13, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA) is pleased to announce the sale of the preclinical optical molecular imager, eXplore Optix(TM), to the University of Bergen (UiB), Norway's International University, through its exclusive worldwide distributor GE Healthcare.

"ART is very pleased to announce another sale of its eXplore Optix device and is proud that the University of Bergen has chosen to work with its optical molecular imager, as its Molecular Biology department is renowned around the world," stated Micheline Bouchard, President and CEO of ART. "This sale is important to us as our product was selected after a very rigorous process that involved our top competitors," concluded Ms. Bouchard.

The University of Bergen is a renowned academic institution, recognized for its international focus as it welcomes each year a large number of foreign students and researchers from all over the world. In September 2003, a new state-of-the-art research building for the biomedical departments was officially opened, connecting the University of Bergen to the Haukeland University Hospital. In addition to its focus on marine research, the university established technology platforms for proteomics, molecular imaging, molecular modeling and bioinformatics. An optical imaging unit will be located in the new research building illustrating the ongoing emphasize on collaboration between clinical and basic research in Bergen.

About ART Advanced Research Technologies Inc.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer lesions. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at http://art.ca/en/home.html


This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications, Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

ART

News release
For immediate publication

                    ART RECEIVES ISO 9001-2000 CERTIFICATION

    ART received ISO 9001:2000 certification, demonstrating its commitment to continuously improve customer satisfaction.

Montreal, Canada, July 20, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today it received its certificate of registration to the International Organization for Standardization ISO 9001:2000 quality management standard. The Quality Management Institute (QMI), a division of the CSA Group, acted as independent third party registrar for the general audit and certification of ART to the ISO 9001:2000 standard.

"Obtaining ISO 9001 certification not only demonstrates that ART's quality management system complies with ISO requirements but it also gives the assurance to our customers and partners that we have the appropriate business processes in place to meet customer and regulatory requirements," stated Micheline Bouchard, President and CEO of ART.

"Our ISO 9001 certification is the result of the conscientious work performed by the entire ART organization. We are committed to the pursuit of quality in achieving customer satisfaction and operational excellence on an ongoing basis," added Mr. Warren Baker, Chief Operating Officer of ART.

ISO (International Organization for Standardization) is the world's largest developer of standards that contribute to making the development, manufacturing and supply of products and services more efficient, safer and cleaner. ISO standards also serve to safeguard consumers, and users in general, of products and services.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging.


This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

                                MEMORIAL OF LEASE

      BETWEEN: FIDUCIE DU PARC TECHNOLOGIQUE DU CITEC, a duly established trust having its establishment directly concerned at 710 St. Germain Boulevard, St. Laurent, Quebec, H4L 3R5, herein acting and represented by Claude Normandeau, its President and General Manager, and Patrick J. Kieran, its Secretary, duly authorized for the purposes hereof as they so declare,

                  (hereinafter referred to as the "Landlord")

      AND: ART AEROSPACE RESEARCH TECHNOLOGIES INC., a duly incorporated corporation having its establishment directly concerned at 2300 Alfred-Nobel Street, St. Laurent, Quebec, herein acting and represented by Paul Bisson, its President and Jacques Bedard, its Vice-President, Finance and Administration, duly authorized for the purposes hereof as they so declare,

                  (hereinafter referred to as the "Tenant")

                                 1. THE PREMISES

      In consideration of their mutual undertakings set out in this lease (the "Lease"), the Landlord leases to the Tenant and the Tenant leases from the Landlord a building located at 2300 Alfred-Nobel Street, Ville St-Laurent, Quebec (the "Leased Premises") as constructed on an immoveable known as part of lots 146 and 147 (P.146 and P.147) of the cadastre of the Parish of St-Laurent, registration division of Montreal, the technical description of which is the following:


                                        [Certificate of Registration
                                        Registration division of: Montreal

                                        Request made: 1997-09-24 9:03

                                        Registration No: 4964020

                                        Certified by:  (signed)
                                                       --------------------
                                                            Registrar]

      PARCEL NUMBER 1

      A parcel of land located in the said municipality being part of original lot ONE HUNDRED FORTY-SEVEN (P.147) of the said cadastre, in triangular form, bound to the North by another part of the said lot 147 (proposed lot 147-4) and measuring on such line 6.52 meters; to the East by another part of the said lot 147 being Alfred-Nobel Boulevard and measuring on such line 8.54 meters; to the South-West by another part of lot 146 (Parcel number 2) and measuring on such line 10.75 meters; comprising an area of
      27.9 square meters.

      Note: The North-West extremity of the South-West line of the said parcel of land is located at a distance of 397.24 meters, such distance measured to the South-East along the line dividing original lots 146 and 147 from the South line of lots 146-1 and 147-1.


      PARCEL NUMBER 2

      A parcel of land located in the said municipality being part of original lot ONE HUNDRED FORTY-SIX (P.146) of the said cadastre, in an irregular form, bound to the North by another part of the said lot 146 (proposed lot 146-2) and measuring on such line 79.60 meters; to the North-East by part of lot 147 (Parcel number 1) and measuring on such line 10.75 meters; to the East by another part of the said lot 146 being Alfred-Nobel Boulevard and measuring on such line 10.4 meters; to the South by another part of the said lot 146 and measuring on such line 86.12 meters; to the West by another part of the said lot 146 (Parcel number 3) and measuring on such line 18.58 meters; comprising an area of 1,572.3 square meters.

      Note: The North-West extremity of the North-Eastern line of the said parcel of land is located at a distance of 397.24 meters, such distance measured to the South-East along the line dividing original lots 146 and 147 from the South line of lots 146-1 and 147-1.

      PARCEL NUMBER 3

      A parcel of land located in the said municipality being part of original lot ONE HUNDRED FORTY-SIX (P.146) of the said cadastre, in a rectangular form, bound to the North by another part of the said lot 146 being Albert-Einstein Boulevard and measuring on such line 50.28 meters; to the East by two other parts of the said lot 146 (proposed lot 146-2 and Parcel number 2) and measuring on such line 73.33 meters; to the South by another part of the said lot 146 and measuring on such line 50.28 meters; to the West by another part of the said lot 146 and measuring on such line 73.33 meters; comprising an area of 3,687.0 square meters.

      Note: Starting from the meeting point of lots 146-1 and 147-1 with the Northern border of Frederick-Banting Street a distance of
                  328.36 meters in a direction of 131(degree) 16' 10" to a certain point located on the Southern border of Albert Einstein Street; from there, a distance of 37.80 meters in a direction of 258(degree) 37' 42" to the North-East corner of the said parcel of land."

                                     2. TERM

      This lease shall have a term of fifteen (15) years from August 1, 1997 to July 31, 2012. This Lease may, however, be extended for an as yet undetermined period if the Tenant exercises any of the expansion options for the leased premises which are set out in the Lease.

                              3. OPTION TO PURCHASE

      Provided the Tenant is not in default under this lease, the Tenant shall have the option to acquire the immoveable described above throughout the term of the Lease and a right of first refusal on the sale of such immoveable, the whole in accordance with the terms and conditions of the contract of lease referred to in section 4 hereinafter.

                               4. OTHER DOCUMENTS

      The Landlord and Tenant agree that the provisions of this Memorial of Lease are dealt with in a more detailed fashion in a contract of lease signed by the Landlord and the Tenant on July 2, 1997 and they agree that such contract of lease shall prevail in case of inconsistency between this Memorial of Lease and such other contract of lease.

      IN WITNESS WHEREOF, the parties hereto have signed this Memorial of Lease on the date and at the place set out below:

                                           THE LANDLORD:

      Montreal, August 7, 1997

                                           FIDUCIE DU PARC
                                           TECHNOLOGIQUE DU CITEC


                                           Per: (signed)
                                                ------------------------
                                                Claude Normandeau


                                           Per: (signed)
                                                ------------------------
                                                Patrick J. Kieran


                    (signed)
                    ------------------------
                    Witness


                    (signed)
                    ------------------------
                    Witness

                                           THE TENANT:

                          Montreal, September 23, 1997


                                           ART AEROSPACE RESEARCH
                                           TECHNOLOGIES INC.


                                           Per: (signed)
                                                ------------------------
                                                Paul Bisson


                                           Per: (signed)
                                                ------------------------
                                                Jacques Bedard


                    (signed)
                    ------------------------
                    Witness


                    (signed)
                    ------------------------
                    Witness

                                   BAIL ABREGE

ENTRE: FIDUCIE DU PARC TECHNOLOGIQUE DU CITEC, fiducie dument constituee, ayant son etablissement directement concerne au 710, boulevard St-Germain, St-Laurent, Quebec, H4L 3R5, agissant et representee aux presentes par M. Claude Normandeau, son president et directeur general, et par M. Patrick J. Kieran, son secretaire, dument autorises aux fins des presentes tel qu'ils le declarent,

            (ci-apres appelee << le Bailleur >>)


ET: ART AEROSPATIALE RECHERCHES ET TECHNOLOGIES INC., corporation dument constituee, ayant son etablissement directement concerne au 2300, rue Alfred-Nobel, St-Laurent, Quebec, agissant et representee aux presentes par M. Paul Bisson, son president et par M. Jacques Bedard, son vice-president finances et administration, dument autorises aux fins des presentes tel qu'ils le declarent,

            (ci-apres appelee le << Locataire >>)

                                  I. LES LOCAUX

En contrepartie de leurs engagements respectifs enonces au present bail (<< le Bail >>), le Bailleur loue au Locataire, et le Locataire loue du Bailleur, l'edifice situe au 2300 rue Alfred-Nobel, a Ville St-Laurent, Quebec (les << Lieux Loues >>) tel qu'erige sur un immeuble connu comme etant parties des lots 146 et 147 (P. 146 et P. 147) du cadastre de la Paroisse de St-Laurent, dans la circonscription fonciere de Montreal et dont la description technique est la suivante:

      << PARCELLE NUMERO 1

      Une parcelle de terrain situee dans ladite municipalite etant une partie du lot originaire CENT QUARANTE-SEPT (P. 147) dudit cadastre, de forme triangulaire, bornee vers le Nord par une autre partie dudit lot 147 (lot propose 147-4) et mesurant dans cette limite 6,52 metres; vers l'Est par une autre partie dudit lot 147 etant le boulevard Alfred-Nobel et mesurant dans cette limite 8,54 metres; vers le Sud-Ouest par une partie du lot 146 (Parcelle numero 2) et mesurant dans cette limite 10,75 metres; formant une superficie de 27,9 metres carres.

      Note: L'extremite Nord-Ouest de la limite Sud-Ouest de cette dite parcelle de terrain est situee a une distance de 397,24 metres, telle distance mesuree vers le Sud-Est le long de la ligne de division des lots originaires 146 et 147 a partir de la limite Sud des lots 146-1 et 147-1

      PARCELLE NUMERO 2

      Une parcelle de terrain situee dans ladite municipalite etant une partie du lot originaire CENT QUARANTE-SIX (P. 146) dudit cadastre, de forme irreguliere, bornee vers le Nord par une autre partie dudit lot 146 (lot propose 146-2) et mesurant dans cette limite 79,60 metres; vers le Nord-Est par une partie du lot 147 (Parcelle numero 1) et mesurant dans cette limite 10,75 metres; vers l'Est par une autre partie dudit lot 146 etant le boulevard Alfred-Nobel et mesurant dans cette limite 10,04 metres; vers le Sud par une autre partie dudit lot 146 et mesurant dans cette limite 18,58 metres; vers l'Ouest par une autre partie dudit lot 146 (Parcelle numero 3) et mesurant dans cette limite 18,58 metres; formant une superficie de 1 572,3 metres carres.

      Note: L'extremite Nord-Ouest de la limite Nord-Est de cette dite parcelle de terrain est situee a une distance de 397,24 metres, telle distance mesuree vers le Sud-Est le long de la ligne de division des lots originaires 146 et 147 a partir de la limite Sud des lots 146-1 et 147-1.

      PARCELLE NUMERO 3

      Une parcelle de terrain situee dans ladite municipalite etant une partie du lot originaire CENT QUARANTE-SIX (P. 146) dudit cadastre, de forme rectangulaire, bornee vers le Nord par une autre partie dudit lot 146 etant la rue Albert-Einstein et mesurant dans cette limite 50,28 metres; vers l'Est par deux autres parties dudit lot 146 (lot propose 146-2 et Parcelle numero 2) et mesurant dans cette limite 73,33 metres; vers le Sud par une autre partie dudit lot 146 et mesurant dans cette limite 50,28 metres; vers l'Ouest par une autre partie dudit lot 146 et mesurant dans cette limite 73,33 metres, formant une superficie de 3 687,O metres carres.

      Note: Partant du point de rencontre des lots 146-1 et 147-1 avec l'emprise
            Nord de la rue Frederick-Banting une distance de 328,36 metres dans une direction de 131(degree) 16' 10" jusqu'a un cetain point situe sur l'emprise Sud de la rue Albert-Einstein; de la, une distance de 37,80 metres suivant une direction de 258(degree) 37' 42" jusqu'au coin Nord-Est de cette dite parcelle de terrain. >>

                                    2. DUREE

Ce Bail aura une duree de quinze (15) ans allant du 1er aout 1997 au 31 juillet 2012. Ce Bail pourra cependant etre prolonge pour une periode encore indeterminee si le Locataire exerce l'une ou l'autre des options d'agrandissement des Lieux Louees qui est prevue au Bail.

                                3. OPTION D'ACHAT

Pourvu que le Locataire ne soif pas en defaut en vertu du Bail, le Locataire beneficiera de l'option d'acquerir l'immeuble ci-haut decrit pendant toute la duree du Bail ainsi que le droit de premier refus sur la vente de cet immeuble, le tout selon les termes et conditions du contrat de bail mentionne au paragraphe 4 ci-apres.

                               4. AUTRES DOCUMENTS

Le Bailleur et le Locataire conviennent que les dispositions de la presente convention de Bail abrege sont traitees de facon plus detaillee dans un contrat de bail signe par le Bailleur et le Locataire le 2 juillet 1997 et ces derniers conviennent que ce contrat de bail prevaudra en cas de divergence entre le present Bail abrege et cet autre contrat de bail.

EN FOI DE QUOI, les parties aux presentes ont signe la presente convention de Bail abrege a la date et aux endroits indiques ci-dessous:

                                                LE BAILLEUR:

A Montreal, le 7 aout 1997

                                                FIDUCIE DU PARC TECHNO-
                                                LOGIQUE DU CITEC


                                                Par: /s/ Claude Normandeau
                                                     ---------------------------
                                                     Claude Normandeau


                                                Par: /s/ Patrick J. Kieran
                                                     ---------------------------
                                                     Patrick J. Kieran


/s/ [ILLEGIBLE]
-------------------------
temoin


/s/ [ILLEGIBLE]
-------------------------
temoin

                                                LE LOCATAIRE:

A Montreal, le 23 septembre 1997

                                                ART AEROSPATIALE
                                                RECHERCHES ET
                                                TECHNOLOGIES INC.


                                                Par: /s/ Paul Bisson
                                                     ---------------------------
                                                     Paul Bisson


                                                Par: /s/ Jacques Bedard
                                                     ---------------------------
                                                     Jacques Bedard


/s/ [ILLEGIBLE]
-------------------------
temoin


/s/ [ILLEGIBLE]
-------------------------
temoin